News Release

B2Gold Corp. Reports Record Fourth Quarter and Full Year 2012 Gold Production
2013 Production Guidance
And an Update on the B2Gold and CGA Mining Limited Merger

Vancouver, January 18, 2013 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF, NAMIBIAN: B2G) (“B2Gold” or the “Company”), is pleased to announce gold production results for the fourth quarter and full year of 2012, guidance for 2013 production, and an update on the B2Gold and CGA Mining Limited (“CGA”) merger transaction (“Transaction”). All dollar figures are in United States dollars unless otherwise indicated.

2012 Fourth Quarter Highlights

  Record gold revenue for the quarter of $70.8 million
  Record gold production for the quarter of 44,324 ounces
  Record gold sales for the quarter of 41,627 ounces

2012 Full Year Highlights

  Record gold revenue of $259.1 million
  Record gold production of 157,885 ounces, within guidance

Production - 2012

B2Gold achieved record consolidated gold production for La Libertad and Limon mines in Nicaragua in the fourth quarter of 2012, producing 44,324 ounces of gold. Total gold production for 2012 was approximately 157,885 ounces, within the Company’s revised guidance.

Total production for 2012 from La Libertad was a record 108,935 ounces of gold, within 2012 guidance. Fourth quarter gold production was also a record, producing 30,113 ounces of gold. The main reasons for the improved production at La Libertad Mine in 2012 were improved gold grades of 1.80 grams per tonne (“g/t”) gold versus budget of 1.77 g/t and higher gold recoveries of 92.5% compared to budget of 90.4%.

The Limon open pit and underground mine recorded its most successful year in the past nine years, producing 48,950 ounces of gold, within 2012 guidance. Fourth quarter gold production was 14,211 ounces of gold, the best quarter in nine years. Gold recoveries improved in 2012 to 91.06% compared to budget of 90.06%.

Production Guidance 2013

B2Gold is projecting another record year for gold production in 2013, with consolidated production from La Libertad and Limon Mines in Nicaragua estimated to total approximately 185,000 to 195,000 ounces of gold at a cash operating cost of approximately $605 to $635 per ounce. Gold production for the first half of 2013 from the two mines is estimated to total approximately 82,000 to 87,000 ounces of gold at a cash operating cost of approximately $650 to $680 per ounce and for the second half approximately 103,000 to 108,000 ounces of gold at a cash operating cost of approximately $570 to $600 per ounce.

The Libertad and Limon Mines are projecting a total of approximately $175 million in cash from mining operations (1) based on a gold price of $1,600 per ounce. Average operating cash costs per ounce have been budgeted to be approximately 4% higher in 2013 compared to the 2012 budget mainly due to higher contract mining costs, a higher strip ratio at La Libertad and higher consumables and power costs at both operations, offset by improved production.

(1)	Cash from mining operations is a non GAAP measure and consists of gold revenue less production costs less royalties and production taxes.

La Libertad Mine, Nicaragua (B2Gold 100%)

La Libertad Mine is projected to produce approximately 131,000 to 137,000 ounces of gold in 2013 at an operating cash cost of approximately $560 to $590 per ounce. Gold production for the first half of 2013 is estimated to total approximately 56,000 to 59,000 ounces of gold at a cash operating cost of approximately $620 to $650 per ounce and for the second half approximately 75,000 to 78,000 ounces of gold at a cash operating cost of approximately $515 to $545 per ounce. Cash from mining operations at La Libertad Mine is projected at approximately $135 million (at $1,600 per ounce gold price).

Gold production in 2013 at La Libertad is budgeted to be approximately 30% higher in the second half of 2013 due to increased mill through-put as a result of expanding the mill capacity by 10%, and higher grade ore from the Santa Maria and Jabali open pits, and higher gold recoveries. The Libertad Mine is budgeted to process an average of 5,743 tonnes of ore per day for a total of approximately 2.1 million tonnes of ore for the year at an average grade of 2.19 g/t gold.

Operating cash costs for 2013 are budgeted to increase over 2012 budget due to higher strip ratios, higher energy, consumables, and contractor costs. Offsetting these costs is the significant ounce increase from the mill expansion and higher budgeted gold grade of 2.19 g/t and gold recoveries of 92%.

The Company has budgeted capital costs at La Libertad in 2013, totaling approximately $31.4 million. The majority of this capital cost will be expended on preparation and equipment for surface mining of the Jabali Central pit, pre-stripping at the Santa Maria, Mojon and Jabali pits, and a mill expansion that will increase mill through-put by 10%.

Limon Mine, Nicaragua (B2Gold 95%)

The Limon Mine is projected to produce approximately 54,000 to 58,000 ounces of gold in 2013 at an operating cash cost of approximately $715 to $745 per ounce. Gold production for the first half of 2013 is estimated to total approximately 26,000 to 28,000 ounces of gold at a cash operating cost of approximately $710 to $740 per ounce and for the second half approximately 28,000 to 30,000 ounces of gold at a cash operating cost of approximately $720 to $750 per ounce.

The increase in budgeted gold production in 2013 over 2012 is the result of delivering higher grade ore primarily from the Santa Pancha underground and Veta Nueva open pit to the mill and improved throughput and recovery at the process plant by expanding the leach tank capacity. In 2013 the Limon mine is budgeted to process approximately 0.4 million tonnes of ore at an average grade of 4.30 g/t gold. Average gold recoveries are budgeted to increase to 91.81% owing to a plant leach area expansion.

Operating cash costs for 2013 have increased over 2012 due to increasing costs for energy and consumables. This is partially offset by delivering higher grade ore to the mill and improving process facilities performance.

In 2013, the Limon Mine is projected to generate approximately $40 million in cash from mining operations (assuming a gold price of $1,600 per ounce).

The Company plans to undertake capital expenditures at the Limon Mine in 2013 totaling approximately $21.7 million. The majority of this capital expenditure will fund underground mine development, mill upgrades, plant expansion and development work on the Santa Pancha and Pavon projects.

B2Gold and CGA Merger Transaction Update

On September 19, 2012, B2Gold announced that the Company and CGA had entered into a definitive Merger Implementation Agreement to combine the two companies at the agreed exchange ratio of 0.74 B2Gold common shares for each CGA share held. The transaction was valued at approximately C$1.1 billion at the time of the announcement.

The B2Gold / CGA Transaction was approved by an overwhelming majority of both B2Gold and CGA shareholders on December 20, 2012 and December 24, 2012 respectively, pursuant to which B2Gold will acquire all of the issued and outstanding shares of CGA. On January 16, 2013, final approval of the Supreme Court of Western Australia was received. The record date for determining the holders of CGA shares entitled to receive B2Gold common shares under the scheme of arrangement is January 23, 2013. The Transaction will be fully implemented on January 31, 2013, including the issuance of B2Gold common shares to former CGA shareholders.

Upon completion of the transaction, B2Gold will operate the Masbate gold mine in in the Philippines, in addition to B2Gold’s existing Limon and La Libertad gold mines in Nicaragua. B2Gold becomes a new intermediate gold producer, achieving geographic and operational diversity while contributing significant cash and future cash flow towards the Company’s exciting development projects.

The Masbate gold mine is projected to produce approximately 200,000 ounces of gold annually over the current mine life of 15 years with the potential to extend beyond current projections given the significant exploration upside. B2Gold’s management and technical teams look forward to working with the highly experienced Masbate management team and employees to continue to optimize mine operations and unlock the ultimate potential of the property.

The Masbate deposit has measured and indicated mineral reserves of 204.3 million tonnes at 0.76 g/t gold containing 5.1 million ounces of gold and an inferred mineral resource of 102.8 million tonnes at 0.86 g/t gold containing 2.8 million ounces of gold (based on the NI 43-101 Technical Report filed on sedar by CGA on June 21, 2012).

The Masbate gold mine disclosure in this news release was provided by CGA and is consistent with the Scheme of Arrangement document released by CGA on November 23, 2012 pertaining to the B2Gold / CGA transaction. B2Gold intends, subject to the closing of the Transaction on January 31, 2013, to release updated reserves and resources and production guidance for the Masbate gold mine in the next few months.

With the completion of the B2Gold / CGA Transaction, B2Gold is projecting gold production in 2013 of approximately 385,000 ounces and approximately 400,000 ounces in 2014 from La Libertad, Limon and Masbate Mines. With the first full year of gold production from the Otjikoto project in Namibia scheduled for 2015, and increased production projected from La Libertad Mine, the Company is projecting 2015 gold production of 550,000 ounces, based on current assumptions. Finally, with the successful completion of the Gramalote project (B2Gold 49% / AngloGold Ashanti Limited 51%) in Colombia(2), gold production could increase to approximately 750,000 ounces in 2017.

(2)         Subject to the completion of a feasibility study, permitting and financing

B2Gold’s strong financial position and anticipated future operating cash flows, combined with the recently signed $150 million committed Facility term sheet, are expected to provide the Company with sufficient financial resources to continue to advance its development and exploration projects and fund all capital requirements in 2013, while retaining a strong cash position.

With our proven technical team, strong operational performance, financial strength and high quality development and exploration projects, B2Gold is well positioned to continue our rapid growth as an intermediate gold producer.

B2Gold will announce an update on exploration results and 2013 exploration and development programs and budgets in the next few weeks.

Tom Garagan, Senior Vice President of Exploration, is a Qualified Person for B2Gold Corp. as defined by National Instrument 43-101.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

Cautionary Statements on Forward-Looking Information: Statements in this news release are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as; "expects", "anticipates", "plans", projects", "estimates", "assumes", "intends", " "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, risks relating to: changes in economic conditions or financial markets; changes in prices for the Company's mineral products or increases in input costs; uncertainty of production and cost estimates for the Otjikoto Project; risks and uncertainties associated with new mining operations including start-up delays and operational issues; litigation, legislative, tax (including employee profit sharing arrangements), environmental and other judicial, regulatory, political and competitive developments in Canada, Namibia and other jurisdictions in which the Company may carry on business; labour relations matters; and foreign exchange rate fluctuations, as well as other factors described in the Company's most recent annual information form filed with Canadian regulatory authorities.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. The Company's forward-looking statements are based on what the Company's management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to management. We cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. The Company's forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.